HEMPAMERICA, INC.

March 28, 2017

Via Edgar

Pamela Long

Assistant Director

Office of Manufacturing and Construction

100 F. Street, N.E.

Washington, D.C. 20549

Re:        HempAmericana, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed February 21, 2017

File No. 024-10642

After Careful Consideration and to Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated March 10, 2017 concerning HempAmericana, Inc. (the “Company”) and the offering statement on Form 1-A referenced above.

General

1.	We note your response to comment 1 of our letter dated December 15, 2016. We note that Item 4 indicates that you are offering 1,000,000,000 shares of Class A Common Stock. However, you have disclosures that you are offering 4,000,000,000 shares of Class A Common Stock. We also note that Item 1 indicates that you have 151,560,840 shares of Class A Common Stock issued and outstanding. However, page 10 indicates that you have 489,060,840 shares of Class A Common Stock issued and outstanding. Please reconcile these inconsistencies.

We have clarified generally throughout to correct any inconsistencies.

2.	We note that you have entered into a Securities Purchase Agreement with Blackbridge Capital, LLC (“Blackbridge”) in March 2016 and your Form 1-A was filed in November 2016. Please disclose the material terms of the Securities Purchase Agreement including, the purchase price for the shares of Class A Common Stock, termination rights and the term of the agreement. Please also clarify Blackbridge’s obligation to purchase shares of Class A Common Stock. Please provide your analysis of how the Securities Purchase Agreement and the offering comply with Rule 251(d)(i) of Regulation A. We may have additional comments.

We have included additional details as disclosures to the body of the Form 1-A Part II to describe the agreement with Blackbridge, including, but not limited to the material terms of the agreement, the purchase price for Class A Common stock, termination rights and the term of the agreement. We also note that the agreement itself was included as Exhibit 1.1 of

HEMPAMERICA, INC.

the original Form 1-A filing filed on November 18, 2016. It is our contention that the intention of the Stock Purchase Agreement was to be “indication of interest” as there is no obligation to purchase shares or to accept the purchase of shares.

Rule 251(d)(1)(i) states that “except as allowed by Rule 255, no offer of securities may be made unless an offering statement has been filed with the Commission.” Rule 255 provides a safe harbor for solicitation of interest in a potential Regulation A so long as certain conditions regarding the communications with a prospective investor are met. Specifically, Rule 255(b) states that the following conditions must be met for safe harbor to be applicable to communication with a potential investor. The communication must:

1.	State no money or other consideration is being solicited, and if sent in response, will not be accepted;

2.	State that no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date; and

3.	State that a person’s indication of interest involves no obligation or commitment of any kind.

In the present case, Blackbridge approached the Company expressing interest in participation in a potential Regulation A offering, and presented the Company with the Stock Purchase Agreement its interest pursuant to Rule 255(c). It was clearly stated to Blackbridge that no money or other consideration was being solicited pursuant to Regulation A and if sent said funds would not be accepted pursuant to Section I(c) of the Securities Purchase Agreement.

Oral communication as well as the general substance of the Stock Purchase Agreement clearly stated that no offer to buy securities pursuant to Regulation A could be accepted and no part of the purchase price could be received until the offering prior to qualification in accordance with Section I(c) therein. Any obligation and/or commitment has no bearing on whether the offering was withdrawn or revoked prior to qualification of the Regulation A offering. Reference may be made to the “Commitment Fee” under Section I(d) of the Securities Purchase Agreement. However, this “fee” is not a commitment to participate in any future offering and is merely a consulting fee for providing services related to support in preparation of financial statements, business development, website development and general preparation for an offering under Regulation A. This is evident as the last paragraph of Section I(d) states that if the filing was not timely, the fee would be reduced substantially. These services were provided over a 12 month period. We understand that the Securities Purchase Agreement was not clear in this regard, but hereby confirm that the intention was payment for services. Furthermore, the fee and the underlying security was exempt under Rule 506(b) and is not relying upon Regulation A exemptions and thus isn’t

HEMPAMERICA, INC.

controlled by Rule 251, generally. Rule 251(c)(1) explicitly denies integration for “Prior offers or sales of securities.”

Further, no oral or written obligation or commitment has bound Blackbridge to purchase any shares. Section I(a) of the Securities Purchase Agreement clearly states that the “. . . .Company MAY sell the Buyer . . .” (emphasis added). There is no indication either oral or written that Blackbridge is obligated or otherwise committed to purchasing shares from the Regulation A offering.

In conclusion, we are of the opinion that the Securities Purchase Agreement between the Company and Blackbridge qualifies under the safe harbors of Rule 255 as a) no funds were solicited pursuant to Regulation A and none would be accepted if sent; b) the Company was and continues to be free to withdraw or revoke the offering prior to qualification without commitment or obligation; c) there is no obligation or commitment to purchase any shares pursuant to a Regulation A offering.

Please note that the face value the fee was reduced to $200,000.00 as the initial filing was not timely.

Please note that we have additionally updated the offering to properly disclosure subsequent events and a clarification on the debts owed to related parties. We have also made a few typographical corrections.

The Company hereby acknowledges:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Salvador Rosillo
Salvador Rosillo
Chief Executive Officer, Director

cc:           William Eilers, Eilers Law Group, P.A.